draft
Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com		CONFIDENTIAL

December 16, 2022

Re: SatixFy Communications Ltd.

Registration Statement on Form F-1

Filed November 21, 2022

File No. 333-268510

Attention: Evan Ewing, Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”, or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 filed on November 21, 2022 (the “Registration Statement”) contained in the Staff’s letter dated December 12, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Registration

Statement.

Registration Statement on Form F-1

General

1. We note that you entered into a forward stock purchase agreement on October 24, 2022. Please provide your analysis demonstrating how this agreement complies with Rule 14e- 5.

•	Response: The Company informs the Staff that, in accordance with Article 54.5 of the Amended and Restated Memorandum and Articles of Association of Endurance Acquisition Corp., as in effect prior to the Business Combination, the period for the shareholders of Endurance to exercise such holder’s right to redeem the Class A Ordinary Shares of Endurance held by such holder ended at 5:00 PM ET on October 21, 2022, two business days prior to the extraordinary general meeting of Endurance to vote on the Business Combination. Based on the Staff’s guidance in Tender Offer and Schedules C&DI Question 166.01 and prior discussions with the Staff, we understand that the Staff views SPAC redemption provisions as generally having indicia of being a tender offer, such as a limited period of time for the SPAC security holders to request redemption. Rule 14e-5 prohibits the purchase or arrangement to purchase subject securities from the time of public announcement of the tender offer until the tender offer expires. Absent a subsequent offering period (within the meaning of Rule 14d-11), a tender offer expires (as provided for in Rule 14d-1(g)(4)) when the minimum time periods, including extensions, have been satisfied and all conditions to the offer have been satisfied or waived. To the extent that the Endurance redemption offer constituted a tender offer, the expiration of the redemption offer - the time at which holders’ right to redeem their Endurance Class A Ordinary Shares expired and redeeming holders became unconditionally entitled to receive their share of cash in the trust account regardless of the outcome of the vote on the Business Combination - would be deemed to be the expiration of the tender offer for purposes of Rule 14e-5, which we understand is consistent with the guidance given by the Staff in discussions with other counsel regarding similar transactions. We respectfully advise the Staff that at no time prior to the redemption deadline described above did any “covered person” (as defined in Rule 14e-5) purchase or arrange to purchase any subject securities or any related securities of the Company or Endurance within the meaning of Rule 14e-5 (except as part of the SPAC redemption offer). The Company’s arrangement of, and entry into, the forward stock purchase agreement occurred after the redemption deadline described above, such that Rule 14e-5 did not prohibit the entry into such agreement or any purchases of securities thereunder.

2. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit each selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and pages 46 and 51 of the Registration Statement.

Cover Page

3. For each of the securities being registered for resale, disclose the price that each selling securityholder paid for such security.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and page 46 of the Registration Statement.

4. Revise to clearly disclose the exercise price of the private placement warrants in addition to the PIPE warrants. Given the recent price volatility of your ordinary shares, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and pages 10, 45, 53, 78 and 92 of the Registration Statement.

5. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your securities.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and pages 9, 46, 51, 78 and 92 of the Registration Statement.

Risk Factors

The market price of our ordinary shares or warrants could be negatively affected by future issuances or sales of our securities., page 46

6. Please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and pages 9, 45, 46 and 78 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Endurance Antarctica Partners, LLC will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Additionally, if the company is likely to have to seek additional capital, once it is able to do so, in addition to the proceeds to be paid to the company pursuant to the forward purchase agreement and/or its equity line of credit, discuss the effect of this offering on the company’s ability to raise additional capital.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 9, 46, 51, 78 and 92 of the Registration Statement.

8. We note the Sellers, pursuant to the forward purchase agreement, were paid $86.5 million directly out of the funds held in Endurance's trust account and that the agreement also obligates SatixFy to pay to the Sellers the Maturity Consideration in addition to other potential fees. Please revise to discuss the risks that this agreement may pose to other holders and how such agreement has impacted, and may impact in the future, the cash you have available for other purposes and to execute your business strategy.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 78 and 92 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yoav Leibovitch, Chairman of the Board of Directors

Brian Wolfe

Davis Polk & Wardwell LLP

Tomer Fromovich

Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited